MANAGEMENT’S DISCUSSION AND ANALYSIS
For the year and three months ended June 30, 2011

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should be read in conjunction with the accompanying audited consolidated financial statements for the years ended June 30, 2011, 2010 and 2009 and notes thereto.

The consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada (Canadian GAAP). These accounting principles differ in certain respects from United States GAAP. The differences, as they affect our consolidated financial statements, are set out in Note 18 to the audited consolidated financial statements for the fiscal year ended June 30, 2011. All amounts presented are in Canadian dollars unless otherwise stated. In this report, “the Company”, “YM”, “we”, “us”, and “our” refer to YM BioSciences Inc. and its consolidated subsidiaries. This document is current in all material respects as of September 22, 2011.

FORWARD-LOOKING STATEMENTS

Statements contained in this MD&A that are not based on historical fact, including without limitation statements containing the words "believes," "may," “likely,” "plans," "will," "estimate," "continue," "anticipates," "intends," "expects" and similar expressions, constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, without limitation, changing market conditions, our ability to obtain patent protection and protect our intellectual property rights, commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against us, the successful and timely completion of clinical studies, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, our ability to attract and retain business partners and key personnel, future levels of government funding, our ability to obtain the capital required for product development, operations and marketing and other risks detailed elsewhere herein.  These forward-looking statements are based on our beliefs and expectations on the date the statements are made, and subject to the requirements of applicable securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this management’s discussion and analysis might not occur and you should not place undue reliance on forward-looking statements.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements, including:

•	our ability to obtain, on satisfactory terms or at all, the capital required for product development, operations and marketing;
•	general economic, business and market conditions;
•	our ability to successfully and timely complete clinical studies;
•	product development delays and other uncertainties related to new product development;
•	our ability to attract and retain business partners and key personnel;
•	the risk of our inability to profitably commercialize our products;
•	the extent of any future losses;
•	the risk of our inability to establish or manage manufacturing, development or marketing collaborations;
•	the risk of delay of, or failure to obtain, necessary regulatory approvals and, ultimately, product launches;
•	dependence on third parties for successful commercialization of our products;
•	inability to obtain quantities of development product in sufficient quantity or at standards acceptable to health regulatory authorities to complete clinical trials or to meet commercial demand;
•	the risk of the termination or conversion to non-exclusive licenses or our inability to enforce our rights under, our licenses;
•	our ability to obtain patent protection and protect our intellectual property rights;

•	commercialization limitations imposed by intellectual property rights owned or controlled by third parties;
•	uncertainty related to intellectual property liability rights and liability claims asserted against us;
•	the uncertainty of recovery of advances to subsidiaries;
•	the impact of competitive products and pricing;
•	future levels of government funding; and
•	other factors discussed under “Risk Factors”.

OVERVIEW OF BUSINESS

YM BioSciences Inc. is a drug development company advancing three clinical-stage hematology and cancer-related products: CYT387, a small molecule, dual inhibitor of the JAK1/JAK2 kinases; nimotuzumab, an EGFR-targeting monoclonal antibody; and CYT997, a vascular disrupting agent (VDA). We use our expertise to manage and perform, within our means, what we believe are value-enhancing activities in the development process of a drug, which include, but are not limited to, the design and conduct of clinical trials, the development and execution of strategies for the protection and maintenance of intellectual property rights, interaction with drug regulatory authorities internationally, and the securing of partners to assist in the development and commercialization processes. We do not have research laboratories of our own, and have acquired or in-licensed our current products and do not directly engage in early-stage research, avoiding the earlier risk and investment of time and capital that is generally required before a compound is identified as appropriate for drug development.  We both conduct and out-source clinical trials and we out-source the manufacture of clinical materials to third parties.

We principally intend to co-develop and/or license the rights to manufacture or market our products in development to other pharmaceutical companies in exchange for license fees and royalty payments. We do not currently intend to manufacture or market products although we may, if the opportunity is available on terms that are considered attractive, participate in ownership of manufacturing facilities or retain marketing rights to specific products in certain market regions. We intend to continue to seek other in-licensing or acquisition opportunities in pursuing our business strategy.

SELECTED ANNUAL FINANCIAL INFORMATION

	Year ended June 30,
	2011	2010	2009

Out-licensing revenue	$1,033,239	$2,610,560	$4,543,280
Interest income	$469,191	$84,391	$1,070,264

Expenses:
Licensing and product development	$23,249,053	$16,974,790	$14,172,845
General and administrative	$8,341,885	$6,898,209	$4,839,870

Loss for the year	$(31,191,239)	$(20,993,364)	$(13,069,466)
Deficit, beginning of year	$(167,245,315)	$(146,251,951)	$(133,182,485)
Deficit, end of year	$(198,436,554)	$(167,245,315)	$(146,251,951)

Basic and diluted loss per common share	$(0.32)	$(0.33)	$(0.23)

Total Assets	$87,825,146	$57,774,767	$46,069,936

RESULTS OF OPERATIONS

Year ended June 30, 2011 compared to year ended June 30, 2010

Out-licensing Revenue
Revenue from out-licensing decreased by $1.577 million for the year ended June 30, 2011 compared to the year ended June 30, 2010.  The decrease was mainly because the amortization period for the up-front payment from Daiichi Pharmaceutical Co., Ltd (“Daiichi”) has been extended an additional three years to July 2015.

Interest Income
Interest income increased by $385 thousand in the year ended June 30, 2011 compared to the year ended June 30, 2010. Interest income increased due to the increase in cash from several equity financings.

Licensing and Product Development Expenses
Licensing and product development expenses for the year ended June 30, 2011 increased by $6.274 million to $23.249 million compared to the year ended June 30, 2010.  In addition to the changes described below, core expenses for licensing and product development increased by $2.859 million for the year ended June 30, 2011. This was caused by an increase in employee compensation of $3.289 million, mainly due to restructuring costs, and offset by a $375 thousand decrease in amortization expense which decreased because the net carrying value of AeroLEF® was written off towards the end of fiscal 2010.

CYT387
Costs associated with development activities for the CYT387 product, acquired in January 2010, were $6.914 million for the fiscal year ended June 30, 2011compared to $726 thousand in fiscal 2010. These costs were primarily attributable to the ongoing Phase I/II clinical trial in myelofibrosis, the start-up costs associated with the new BID study (twice-daily dosing), pre-clinical development activities, and the manufacturing of drug for these programs.

Nimotuzumab
Costs associated with development activities for nimotuzumab decreased by $2.483 million to $3.120 million for the year ended June 30, 2011, compared to the year ended June 30, 2010.  The decrease was due mainly to the completion of the CIMYM sponsored Phase II clinical trials in diffuse intrinsic pontine glioma (DIPG) and colorectal cancer in fiscal 2010.  Fiscal 2011 expenses include costs associated with the ongoing Phase I/II clinical trials in non-small cell lung cancer (NSCLC) in patients ineligible for radical chemotherapy and in patients with brain metastases from NSCLC. Both of these studies were closed to further enrollment at the end of May 2011.

CYT997
Costs associated with development activities for CYT997, acquired in January 2010, were $638 thousand for the fiscal year ended June 30, 2011 compared to $387 thousand in fiscal 2010.  These costs were primarily attributable to IP costs and the Phase II clinical trial in glioma. This trial was closed to further enrolment calendar Q1 2011.

Other
Costs associated with other development activities including molecules from the small molecule drug library, acquired in January 2010, were $240 thousand in fiscal 2011. These costs were primarily attributable to IP and pre-clinical development costs. This is a decrease of $600 thousand from fiscal 2010 mainly due to the cost of winding up the AeroLEF® activities in fiscal 2010.

General and Administrative Expenses
General and administrative expenses have increased by $1.444 million to $8.342 million for the year ended June 30, 2011, compared to the year ended June 30, 2010. This increase was due mainly to higher stock-based compensation expense ($582 thousand), restructuring costs ($1.319 million), bonuses awarded ($270 thousand) and increased Board of Director fees and travel expenses ($445 thousand) as a result of additional meetings held during the period.  These increases were partially offset by costs associated with the acquisition of Cytopia incurred in fiscal 2010 ($800 thousand).

Fourth Quarter – Three Months Ended June 30, 2011 Compared to Three Months Ended June 30, 2010

Out-licensing Revenue
Out-licensing revenue for the quarter ended June 30, 2011 of $221 thousand decreased by $274 thousand compared to $495 thousand in the same quarter of the prior year.  The decrease was due mainly to the recognition of all remaining revenue pertaining to the development of tesmilifene in the prior fiscal year. In addition, the deferred revenue from the Kuhnil contract for nimotuzumab was fully recognized in fiscal 2010, leaving only one up-front payment to be recognized which was from Daiichi. The obligation period remaining on this contract has been increased by an additional three years.

Interest Income
Interest income increased by $127 thousand to $160 thousand for the three months ended June 30, 2011 compared to $33 thousand for the same period in the prior year. Interest income increased due to the increase in cash from several equity financings.

Licensing and Product Development Expenses
Licensing and product development expenses decreased by $57 thousand to $7.583 million for the fourth quarter ended June 30, 2011 compared to the same period last year.

CYT387
Costs associated with development activities for the CYT387 product, acquired in January 2010, were $3.097 million for the three months ended June 30, 2011. These costs were primarily attributable to the ongoing Phase I/II clinical trials in myelofibrosis, the start-up costs associated with the BID study, pre-clinical development activities, and the manufacturing of drug for these programs.

Nimotuzumab
Costs associated with development activities for nimotuzumab were $422 thousand for the three months ended June 30, 2011, compared to $1.691 million for the three months ended June 30, 2010.

CYT997
Costs associated with development activities for CYT997, acquired in January 2010, were $135 thousand for the three months ended June 30, 2011.

Small molecule drug library
Costs associated with development activities for the small molecule drug library, acquired in January 2010, were $97 thousand for the three months ended June 30, 2011. These costs were primarily attributable to IP and pre-clinical development costs.

General and Administrative Expenses
General and administrative expenses for the fourth quarter of fiscal 2011 decreased by $865 thousand to $926 thousand compared to $1.791 million in the same quarter of the prior year.   This decrease is attributable to a decrease in financing and acquisition costs of $188 thousand, a decrease in professional services expense of $221 thousand, and a decrease in stock option expense of $403 thousand.

SUMMARY OF QUARTERLY RESULTS

	Out-Licensing Revenue	Net Loss	Basic and diluted loss per common Share
June 30, 2011	$221,977	$(8,016,649)	$(0.07)
March 31, 2011	$217,489	$(7,173,838)	$(0.06)
December 31, 2010	$251,417	$(8,383,337)	$(0.10)
September 30, 2010	$342,356	$(7,617,415)	$(0.09)
June 30, 2010	$494,854	$(8,624,160)	$(0.11)
March 31, 2010	$690,585	$(5,490,879)	$(0.09)
December 31, 2009	$697,583	$(3,375,537)	$(0.06)
September 30, 2009	$727,538	$(3,502,788)	$(0.06)

Licensing revenue results primarily from recognition, over time, of non-refundable up-front payments from out-licensing agreements plus milestone payments.  The Company’s policy is to recognize non-refundable up-front payments from out-licensing agreements over the estimated period of collaboration until the milestone associated with commercial approval of the first indication in the licensee’s territory has been satisfied and the relevant payment received.  There have been no new out-licensing agreements signed since fiscal 2007. Revenue has steadily decreased as all but one deferred revenue contract have been fully recognized.  The Company also received royalty revenue based on a limited sales program in Europe for nimotuzumab.

Net losses have generally increased in the last eight quarters. This is a result of decreasing out-licensing revenues as discussed above and increasing licensing and product development expenditures which now include additional costs for CYT387, CYT997, and the small molecule drug library, acquired in January 2010.

LIQUIDITY AND CAPITAL RESOURCES

Since inception, the Company has financed the evaluation, licensing, acquisition and further development of its products principally through equity issuances. Since the Company does not have net earnings from its operations, the Company’s long-term liquidity depends on its ability to out-license its products or to access the capital markets, both of which will depend substantially on results of product development programs.

The Company’s cash requirements will be affected by the extent of its clinical trials, the results of its regulatory submissions, the achievement of commercialization agreements, the costs associated with obtaining and protecting the patents for products in development, and its general operating expenses.

The consolidated financial statements have been prepared on a going-concern basis which assumes that the Company will continue in operation for the foreseeable future and, accordingly, will be able to realize on its assets and discharge its liabilities in the normal course of operations.  The Company’s ability to continue as a going concern has always been dependent on obtaining capital and, ultimately, the achievement of profitable operations.  There can be no assurance that the Company will be successful in increasing revenue or raising additional capital to generate sufficient cash to continue as a going concern.  The consolidated financial statements do not reflect the adjustments that might be necessary to the carrying amount of reported assets, liabilities and revenue and expenses and the balance sheet classifications used if the Company were unable to continue operations in accordance with this assumption.

On December 17 and 23, 2010, the Company completed a prospectus offering of  25,000,000 and 3,750,000 shares, respectively, for gross proceeds of US $46,000,000 (Cdn. $46,493,400), resulting in net cash proceeds of US $42,874,672 (Cdn. $43,334,522).

On June 2, 2010, the Company completed a prospectus offering of 2,500,000 common shares at US $1.27 per common share for gross proceeds of US $3,175,000 (Cdn. $3,367,723), resulting in net cash proceeds of Cdn. $3,326,838.

On April 23, 2010, the Company entered into a Sales Agreement, with Cantor Fitzgerald & Co., under which it may, at its discretion, from time to time, sell up to a maximum of 7,750,000 of its common shares through an "at-the-market" equity offering program known as a Controlled Equity Offering. Cantor Fitzgerald & Co. (CF&Co) will act as sales agent for any sales made under the Controlled Equity Offering. The common shares will be sold at market prices prevailing at the time of a sale (if any) of the common shares or at prices negotiated with CF&Co, and, as a result, prices may vary as between purchasers and during the period of the offering. The Company is not required to sell any of the reserved shares at any time during the term of the Controlled Equity Offering, which extends until October 16, 2011, and the Sales Agreement does not prohibit the Company from conducting additional financings.  There are no stand-by fees for having established the arrangement.  CF&Co is entitled to receive a cash fee up to but not exceeding 5.0% of the first aggregate gross proceeds of US$5 million and thereafter 3% of the gross proceeds realized from the sale of common shares for services rendered in connection with the offering.  The total expenses of this offering, excluding CF&Co’s fee, of $129 thousand were included in general and administration expenses in the fourth quarter of fiscal 2010.  As at June 30, 2011, 5,775,000 common shares have been sold under this agreement for net proceeds of $13.375 million.

On March 10, 2010, the Company completed a prospectus offering of 14,583,000 units for gross proceeds of US$17,499,600 (Cdn $17,895,081) and net proceeds after cash issuance costs of US$15,712,614 (Cdn $16,067,710). Each unit consisted of one common share and one-half common share purchase warrant. In connection with the financing, the Company issued 874,980 broker warrants having an aggregate fair value of US$171,496 (Cdn $175,371) estimated using the Black-Scholes option pricing model. Each whole common share purchase warrant and each broker warrant entitles the warrant holder to acquire one common share at an exercise price of US$1.60 per share at any time from September 10, 2010 to its expiry on March 10, 2015.

As a condition of the above offerings, the Company agreed to restrict the use of $70.128 million of the net proceeds raised to fund drug development activities not related to Cuban originated products or for general corporate purposes not related to the Cuban licensed products and technologies, except for those activities expressly consented to under the licenses granted by the Office of Foreign Assets Control (OFAC). As at June 30, 2011, the remaining restricted proceeds were approximately $48.470 million and unrestricted cash and short-term deposits totaled approximately $31.189 million.

As at June 30, 2011 the Company had cash and short-term deposits totalling $79.658 million and accounts payables and accrued liabilities totalling $4.251 million compared to $45.645 million and $2.785 million respectively, at June 30, 2010.  The Company’s short-term deposits are bankers’ acceptances issued by Canadian Schedule A banks, maturing in less than one year. These financial instruments have been classified as held-for-trading and all gains and losses are included in the loss for the period in which they arise.

Management believes that the cash and short-term deposits at June 30, 2011 are sufficient to support the Company’s activities for at least the next 18 months.

COMMITMENTS AND OFF-BALANCE SHEET ARRANGEMENTS

The Company fully consolidates a joint venture (CIMYM BioSciences Inc.) in which it is considered the primary beneficiary; and as such, the Company has recognized 100% of the cost of operations and cash flows of this entity.

In addition, the Company is party to certain licensing agreements that require the Company to pay a proportion of any fees that the Company may receive from sublicensees in the future.  As of June 30, 2011 no amounts were owing and the amount of future fees thereon, if any, is not determinable.

In February 2009, the Company entered into two contracts for CRO services relating to clinical trials for nimotuzumab.  The first pertains to a randomized, Phase II, double-blind trial in brain metastases from NSCLC at a cost of $1.161 million, of which approximately $610 thousand has been incurred as at June 30, 2011 and the remaining $551 thousand is yet to be incurred.  The second contract pertains to a randomized, Phase II, double-blind trial in NSCLC patients ineligible for radical chemotherapy and costs approximately $1.500 million, of which approximately $939 thousand has been incurred as at June 30, 2011 and the remaining $561 thousand is yet to be incurred.  The Company may cancel either contract with a 30-day notice and is obligated for services rendered by the CRO through the effective date of termination and for any close-out services furnished by the CRO after the termination of the agreement.

In addition to these above contracts, the Company has entered into many additional contracts for pre-clinical and other studies for CYT387, nimotuzumab, and CYT997, none of which individually exceeds $1 million, totaling approximately $5.208 million of which approximately $1.890 million has been incurred as at June 30, 2011 and the remaining $3.318 million has not yet been incurred. Any early termination penalties cannot exceed the amount of the contract commitment.

The Company plans to expend funds to continue the development of CYT387, nimotuzumab, and CYT997.  There are also ongoing activities directed at out-licensing commercial rights for CYT387, nimotuzumab, and CYT997, as well as in evaluating new products for potential to in-licensing.

TREND INFORMATION

Historical patterns of expenditures cannot be taken as an indication of future expenditures. The amount and timing of expenditures and therefore liquidity and capital resources vary substantially from period to period depending on the pre-clinical and clinical studies being undertaken at any one time and the availability of funding from investors and prospective commercial partners.

Other than as discussed above, the Company is not aware of any material trends related to the Company’s business of product development, patents and licensing.

RISKS AND UNCERTAINTIES

Prospective investors should give careful consideration to the risk factors contained under “Risk Factors” in the Form 40-F filed as the Annual Information Form dated September 22, 2010 in respect of the fiscal year ended June 30, 2011, as well as those discussed in Schedule A of this MD&A. These risk factors include:

i.	We have few revenues and a history of losses and, therefore, are unable to predict the extent of any future losses or when or if we will become profitable.

ii.	We deal with products that are in the early stages of development and, as a result, are unable to predict whether we will be able to profitably commercialize our products.
iii.	If our clinical testing of drug products do not produce successful results, we will not be able to commercialize our products.
iv.	We are subject to extensive government regulation that increases the cost and uncertainty associated with gaining final regulatory approval of our product candidates.
v.	Changes in government regulations, although beyond our control, could have an adverse effect on our business.
vi.
If our competitors develop and market products that are more effective than our existing product candidates or any products that we may develop, or obtain marketing approval before we do, our products may be rendered obsolete or uncompetitive.

vii.
We depend upon being able to identify promising molecules for licensing or acquisition and successfully completing the acquisitions or licensing on economic terms. There is no assurance that we can continue to identify and license molecules for development.

viii.	We rely upon licensors and others for research on new products.
ix.
We conduct our development internationally and are subject to laws and regulations of several countries which may affect our ability to access regulatory agencies and may affect the enforceability and value of our licenses.

x.	We depend heavily on our key personnel, and if cannot retain or attract key employees, the development and commercialization of our products will be adversely affected.
xi.	We are subject to privacy laws, violations of which could result in substantial liability and expenses to comply with such laws
xii.
We depend upon others for the manufacture, development and sale of our products. If we are unable to establish or manage collaborations in the future, there could be a delay in the manufacture, development and sale of our products.

xiii.
We expect to enter into out-licensing agreements with others with respect to the manufacturing and marketing of our drug products. We may retain co-development and marketing rights if management determines it appropriate to do so.

xiv.
We lack experience in commercial manufacturing of our products and may encounter problems or delays in making arrangements for products to be commercially manufactured, which could result in delayed development, regulatory approval and marketing.

xv.	Our success depends upon our ability to protect our intellectual property and our proprietary technology.
xvi.	Our potential involvement in intellectual property litigation could negatively affect our business.
xvii.	We depend upon licenses from third parties and the maintenance of licenses is necessary for our success.
xviii.
We also conduct our in-licensing internationally and we currently own or license products and technologies from sources in Canada, Australia and Cuba. We have previously licensed, and intend to and may license, products from sources in other jurisdictions.

xix.	Loss or destruction of our data may adversely affect our business.
xx.	Product liability claims are an inherent risk of our business, and if our clinical trial and product liability insurance prove inadequate, product liability claims may harm our business.
xxi.	We are susceptible to general economic conditions.
xxii.
Although all of the funds advanced to our joint venture subsidiaries have been expensed, we are only entitled to recover those expenditures when the joint venture’s net income exceeds the amount of cumulative advances.

xxiii.
We expect to be a “passive foreign investment company” for the current taxable year, which would likely result in materially adverse U.S. federal income tax consequences for investors who are U.S. persons.

xxiv.
We may not be able to obtain necessary funding from sales, license fees, milestones or royalties and, as a result, may need to try to obtain capital through the public market or private financing which may not be available on acceptable terms, or at all.

xxv.	Our operating results and stock price may fluctuate significantly.
xxvi.	There is no assurance that an active trading market in our common shares will be sustained.
xxvii.	Our share price is volatile.
xxviii.	We have not paid dividends.
xxix.	Our outstanding common shares could be subject to dilution.
xxx.	It may be difficult for non-Canadian investors to obtain and enforce judgments against us because of our Canadian incorporation and presence.
xxxi.	If there are substantial sales of our common shares, the market price of our common shares could decline.

xxxii.	We have adopted a shareholder rights plan, which could make it more difficult for a third party to acquire us, thus potentially depriving our shareholders of a control premium.
xxxiii.	We are governed by the corporate laws in Nova Scotia, Canada which in some cases have a different effect on shareholders than the corporate laws in Delaware, U.S.

OUTLOOK

YM is advancing three products in clinical development: our small molecule JAK1/JAK2 inhibitor, CYT387; the EGFR-targeting monoclonal antibody, nimotuzumab; and a vascular disrupting agent, CYT997. In addition, YM’s portfolio contains a library of novel small molecules, some of which YM has identified already as having development potential.

CYT387
CYT387 is currently being studied in a Phase I/II trial for the treatment of patients with myelofibrosis, a chronic debilitating disease in which a patient’s bone marrow is replaced by scar tissue, often rendering the patient anemic and suffering from significant symptoms. The trial was initiated at Mayo Clinic in November 2009 and subsequently has been expanded to include centers in the US, Canada and Australia. In September 2011, enrolment was closed in the trial with 166 patients enrolled.

Interim data for the first 60 patients who were enrolled in the Dose Escalation and Dose Confirmation phases of this trial were reported in an oral presentation delivered on December 6, 2010 at the Annual Meeting of the American Society of Hematology (ASH) by the study’s Principal Investigator, Dr. Ayalew Tefferi of Mayo Clinic (Rochester, Minnesota). These interim data demonstrated that CYT387 was generally safe, well tolerated and was able to reduce spleen size and improve constitutional symptoms in patients with a degree of efficacy comparable to other JAK-targeting molecules in late-stage development. These early data also indicated that, unlike other JAK-targeting molecules, CYT387 was able to improve anemia in more than half of the patients who were transfusion dependent, an effect that may favorably differentiate CYT387 from other drugs in its class.

During calendar Q2 2011, further updated interim safety and efficacy results for the first 60 patients from the Phase I/II study were reported in an oral poster session at the 2011 Annual Meeting of the American Society of Clinical Oncology (ASCO). These results were generally consistent with data reported previously at ASH, demonstrating that CYT387 continues to display a favorable safety profile while meaningfully improving splenomegaly and constitutional symptoms. In addition, using a 12-week criterion for evaluating anemia response, a consistent 58% of patients who were transfusion dependent at baseline were reported as transfusion independent with this benefit persisting for a median duration of at least 7.5 months as at the time of the ASCO presentation.

YM anticipates that more mature multi-center data from the expanded group of patients enrolled in the trial will be reported by the end of calendar 2011. In addition, YM announced at ASCO that, given the favorable safety profile of CYT387 observed to date, it will initiate a complementary 60 patient Phase II clinical trial in calendar Q3, 2011 to augment data from the Phase I/II trial. This Phase II trial will involve four to six sites in North America and explore the safety and efficacy of CYT387 under a protocol in which the drug is administered twice daily at higher doses than those currently under evaluation. In aggregate, these two trials are expected to enroll more than 230 patients and will provide the basis upon which YM will design a Phase III trial, anticipated to begin in calendar mid-2012.

Also in calendar Q2 2011, CYT387 was recommended for, and subsequently designated an Orphan Medicinal Product for the treatment of myelofibrosis by the European Commission. This designation is granted to medicines intended for the treatment of life-threatening or chronically debilitating conditions that affect no more than 5 in 10,000 people in the EU. Developers of such medicines may receive fee reductions, protocol assistance, access to the centralized authorization procedure, as well as 10 years of marketing exclusivity once authorized. CYT387 was previously granted Orphan Drug Designation for the treatment of myelofibrosis by the U.S. Food and Drug Administration (FDA).

Through fiscal 2012, YM will continue to work towards completing any preclinical, manufacturing and regulatory activities required to enable CYT387 to commence a pivotal trial in myelofibrosis.  The Company is also in the process of determining which additional clinical indications that it will evaluate CYT387’s effectiveness in. The Company is also conducting Business Development activities for CYT387, exploring potential opportunities to further develop and/or commercialize CYT387 through partnerships with other companies. However, YM may decide to advance CYT387 further on its own in order to enhance long-term shareholder value.

Nimotuzumab
Nimotuzumab is licensed to YM’s majority-owned joint venture, CIMYM BioSciences Inc., an Ontario corporation, for Western and Eastern Europe, North America, and Japan, as well as Australia, New Zealand, Israel and certain Asian and African countries.  During Fiscal 2011, CIMYM made the decision to focus its involvement with nimotuzumab to supporting the development and commercialization activities of its partners, which have reportedly advanced the drug into late-stage clinical development.

Daiichi Sankyo Co., Ltd., CIMYM’s licensee for nimotuzumab in Japan, reportedly previously initiated a randomized Phase II trial with nimotuzumab in second line gastric cancer together with Kuhnil Pharma Co. Ltd., CIMYM’s licensee in South Korea. Data from this trial were presented in January 2011 at the ASCO Gastrointestinal Cancers Symposium, and demonstrated evidence of an improvement in Progression Free Survival in a subset of patients who had high EGFR over-expressing tumours.  Daiichi also reportedly launched a Phase II trial in first-line NSCLC for which CIMYM has been advised that recruitment has been completed, with data expected to be reported at a scientific conference in the calendar third quarter of 2011.

Oncoscience AG (OSAG), CIMYM’s licensee for Europe, reported updated data from a single-arm Phase III trial of nimotuzumab as first-line therapy in combination with radiotherapy for diffuse intrinsic pontine glioma (DIPG) at the annual international pediatric oncology forum, SIOP, held in Boston in October 2010. Data from a Phase II clinical trial in DIPG that studied the combination of nimotuzumab plus vinorelbine and radiation were presented at ASCO 2011.  Updated safety data from a Phase III trial in adult glioma patients were presented along with preliminary efficacy analyses at ASCO 2011. CIMYM has been advised by OSAG that final efficacy data from the adult glioma trial may be released in the second half of calendar 2011, once a biomarker correlation study has been completed. OSAG also reportedly continues to recruit patients into a Phase IIb/III trial in pancreatic cancer.

Innogene Kalbiotech PTE Ltd. (IGK), a CIMYM licensee, has reported receiving marketing approval for nimotuzumab in the Philippines and Indonesia. In January 2009, the National Cancer Centre of Singapore (NCCS) announced that it was launching a worldwide Phase III, 710-patient trial of nimotuzumab in the post-operative or adjuvant setting in head and neck cancer in cooperation with IGK. This trial is in addition to an ongoing NCCS Phase II trial in locally advanced head and neck cancer, and the initiation of a Phase II trial in cervical cancer also reportedly being conducted by IGK.

Following a management review of CIMYM’s two randomized, Phase II, double-blind trials of nimotuzumab in patients with brain metastasis from non-small cell lung cancer (NSCLC) and for the palliative treatment of NSCLC, CIMYM decided in calendar Q2 2011 to close these studies to further enrollment due to slow rates of patient accrual and the projected timelines and costs anticipated to complete these studies. A Phase II, second-line, single-arm study in children with progressive DIPG has concluded recruitment at multiple sites in the US, Canada, and Israel and results from the trial have been submitted for publication and are expected to be reported in the second half of calendar 2011.

In August 2009, YM USA received a license from the U.S. Department of the Treasury’s Office of Foreign Assets Control (OFAC) removing limitations on initiating clinical trials with nimotuzumab for patients in the United States.  Under this expanded license, clinical development may also include the extension into the U.S. of other nimotuzumab clinical trials being conducted by CIMYM’s worldwide licensees. YM USA previously reported its application to OFAC for a license to permit activities related to partnering, licensing or otherwise commercializing nimotuzumab in the U.S. in order to more rapidly advance its pivotal stage development, and YM USA will continue ongoing activities focused on securing this license.

CYT997
YM’s vascular disrupting agent CYT997 is also in clinical development, and is capable of being developed in IV and oral dose formulations. Preliminary data from YM’s current Phase I/II trial of CYT997 given IV in combination with platinum chemotherapy in glioma patients are expected in calendar H1 2012.  Enrollment into this study was closed in calendar Q1 2011. YM’s plans for CYT997 are focused on advancing the oral formulation of the drug, which will involve further preclinical testing and manufacturing development.

Summary
Anticipated clinical data include:
•	CYT387 multi-center Phase I/II data in myelofibrosis to be reported in calendar Q4 2011
•	Nimotuzumab Phase II (Japan) first-line non-small cell lung cancer data in calendar Q3 2011
•	Nimotuzumab European Phase III adult glioma data in calendar H2 2011
•	Nimotuzumab North American Phase II pediatric glioma data in calendar H2 2011
•	CYT997 data from patients with glioma treated with CYT997 given IV with carboplatin in calendar H1 2012

ACQUISITION OF CYTOPIA

On January 29, 2010, the Company acquired Cytopia, a clinical-stage, drug development company based in Melbourne, Australia. The Company applied the acquisition method of accounting for the business combination.

The purchase price, determined by the fair value of the consideration given at the date of acquisition, and the fair value of the assets acquired and liabilities assumed on the date of acquisition was as follows:

Fair value of consideration paid:
7,276,688 common shares of YM	$12,515,903
138,442 stock options of YM	126,000

$12,641,903

Assets acquired:
Cash	$909,579
Accounts receivable	187,186
Property and equipment	10,573
Intangible assets	13,524,054
14,631,392
Liabilities assumed:
Accounts payable and accrued liabilities	(1,989,489)

Net assets acquired	$12,641,903

This transaction was conducted by a Scheme of Arrangement (the "Arrangement") whereby the Company acquired all of the issued shares and options in Cytopia. The terms of the Arrangement were as follows:
(a)
Cytopia shareholders received 0.0852 common shares of the Company for each Cytopia common share held at the record date. This resulted in the issuance of a total of 7,215,053 common shares of the Company, based on the number of Cytopia common shares outstanding on the date of the Arrangement.

(b)
The holders of Cytopia partly paid shares received 61,635 common shares of the Company and 138,442 fully vested stock options in the Company as consideration for the exchange of their partly paid shares.

The value of the Company's common shares issued was determined using the closing price of the Company's common shares on the Toronto Stock Exchange on the acquisition date of January 29, 2010 of $1.72. The $126,000 value of the stock options issued to holders of Cytopia partly paid shares was determined using the Black-Scholes option pricing model.

Cytopia option holders received 225,950 fully vested YM stock options in consideration for the cancellation of their Cytopia options. The value of these stock options of $57,000 was recorded in stock-based compensation expense.

For the year ended June 30, 2010, the Company incurred $800,000 of acquisition costs for Cytopia, respectively, which were included in general and administrative expenses.

The assets and liabilities and revenues and expenses of Cytopia have been included in the consolidated financial statements of the Company from the date of acquisition, January 29, 2010. From January 30, 2010 to June 30, 2010, the total revenue and loss (including amortization of the intangible asset) of Cytopia included in the consolidated financial statements was $58 thousand and $1.897 million, respectively.

Supplemental financial information presented below summarizes selected results of operations on a pro forma basis as though the acquisition of Cytopia occurred as of the beginning date of the current period (July 1, 2009). This pro forma information is for informational purposes only and does not purport to represent what the results of operations for the period presented would have been had the acquisition of Cytopia occurred at the beginning of the period, or to project the results of operations for any future period.

The pro forma condensed combined revenue and loss for the year ended June 30, 2010, had the acquisition date been July 1, 2009, was $2.631 million and $26.789 million, respectively.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenue and expenses during the reporting period. Significant accounting policies and methods used in preparation of the financial statements are described in note 2 to the Consolidated Annual Financial Statements. Significant estimates affect: revenue recognition; intangible assets; research and development costs; the consolidation of variable interest entities; stock-based compensation; and the income tax valuation allowance.

Revenue recognition
Revenue from licensing agreements is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the amount is determinable and collectability is reasonably assured. Contingent revenue attributable to the achievement of milestones is recognized only on the achievement of the milestone. Non-refundable up-front fees for access to the Company’s proprietary technology are deferred and recognized on a systematic basis over the estimated remaining period of collaboration required until the milestone associated with commercial approval of the first indication in the licensee’s territory has been satisfied and the milestone payment received or until it is determined that no further collaboration is required.  The estimated term is based on a drug development plan as discussed with licensees.  Currently we have license agreements that specify that certain royalties are earned by the Company on sales of licensed products in the licensed territories.  Licensees report sales and royalty information in the 90 days after the end of the quarter in which the activity takes place and typically do not provide us with forward estimates or current-quarter information.  Because we are not able to reasonably estimate the amount of royalties earned during the period in which these licensees actually ship products, we do not recognize royalty revenue until the royalties are reported to us and the collection of these royalties is reasonably assured.

Intangible assets
The Company’s identifiable intangible assets consist of patents and in-process research and development technologies acquired on the acquisition of Cytopia in January 2010. The Cytopia intangible assets are amortized on a straight-line basis over the estimated time to partner of three years for technologies acquired. The estimated useful lives of the intangible assets are considered each reporting period and the carrying value is reviewed on the occurrence of a triggering event, to determine if there has been impairment in their value.

Research and development costs
The Company does not engage in basic scientific research but does incur significant product development costs. Only development costs that meet strict criteria related to technical, marketing and financial feasibility would be capitalized under Canadian GAAP. To date, no costs have met such criteria and, accordingly, all development costs have been expensed when incurred.

Variable interest entity
The Company has a majority interest in a joint venture that is funded entirely by the Company. This joint venture is classified as a variable interest entity since the Company maintains a controlling financial interest. The Company has recorded 100% of the results of operations and cash flows of this entity since its inception.

Stock-based compensation
The Company expenses all stock-based payments using the fair value method and uses the Black-Scholes option pricing model in estimating the fair value.  Under the fair value method and the option pricing model used to determine fair value, estimates are made as to the volatility of the Company’s shares, the expected life of the options and expected forfeitures.

Income tax valuation allowance
The Company and its joint venture have a net tax benefit resulting from non-capital losses carried forward, pools of scientific research and experimental development expenditures, investment tax credits, and withholding taxes paid. In view of the history of net losses incurred, management is of the opinion that it is not more likely than not that these tax assets will be realized in the foreseeable future and hence, a full valuation allowance has been recorded against these future tax assets. Accordingly, no future tax assets are recorded on the balance sheet.

International financial reporting standards
The Accounting Standards Board of Canada has announced that public companies in Canada are required to adopt IFRS for fiscal years beginning on or after January 1, 2011.  The Company is required to prepare its first financial statements that are compliant with IFRS for the interim period ending September 30, 2011.  The Company is completing its transition to IFRS which includes finalizing its accounting policies, financial statement presentation and disclosure options available on initial changeover to IFRS, and implementing information technology and data systems changes, and modifications internal control over financial reporting. The Company has so far identified three significant measurement differences between Canadian GAAP and IFRS that will impact its consolidated financial statements.

The first difference is in the accounting for stock-based compensation expenses.  Both Canadian GAAP and IFRS require the fair value of stock options granted to be expensed over the vesting period.  YM stock options generally vest one third immediately and one third on each of the first and second anniversaries.  YM currently expenses one third of the fair value immediately and two thirds equally over 24 months.  IFRS requires one third of the fair value to be expensed immediately, one third equally over 12 months and one third equally over 24 months.  The impact on the opening balance sheet as at July 1, 2010 would be a decrease in retained earnings of approximately $144 thousand.  The impact on the consolidated financial statements for the year ended June 30, 2011 would be an increase in the net loss of approximately $145 thousand with a corresponding increase in deficit of the same amount.

The second difference pertains to the US dollar warrants.  IFRS requires that warrants in a currency other than the Company’s functional currency, must be treated as debt and revalued at each reporting period.  Thus, at each quarter end the warrants outstanding are valued using the Black Scholes model with current input parameters and the balance sheet amount is adjusted accordingly with the offset being booked to income.  Under Canadian GAAP the warrants are valued only once at the time of issue.  As a result of this difference in accounting treatment, we estimate the impact on the opening balance sheet as at July 1, 2010 would be a decrease in retained earnings of $4.885 million and the impact on the consolidated financial statements for the year ended June 30, 2011 would be an increase in the net loss of approximately $9.411 million with a corresponding increase in the deficit of the same amount.

The third difference pertains to the accounting for Stock Appreciation Rights (SARs).  IFRS requires that the SARs be valued using the fair value method rather than the intrinsic value method.  Thus, under IFRS we use the Black Scholes model to determine the fair value at the balance sheet date taking any difference into income.  Under Canadian GAAP, we used the intrinsic value method.  The SARs bonus plan was started in September 2010 so there is no opening balance sheet impact. We estimate the impact on the consolidated financial statements for the year ended June 30, 2011 would be an increase in the net loss of approximately $120 thousand with a corresponding increase in the deficit of the same amount.

DISCLOSURE CONTROLS AND PROCEDURES

The Chief Executive Officer and the Chief Financial Officer, after evaluating the effectiveness of the Company’s "disclosure controls and procedures" (as defined in National Instrument 52-109 Certification of Disclosure in Issuer's Annual and Interim Filings) as of June 30, 2011 (the "Evaluation Date") have concluded that as of the Evaluation Date, our disclosure controls were effective to provide reasonable assurance that information required to be disclosed in our reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those rules, and that material information relating to our Company and any consolidated subsidiaries is made known to management, including the chief executive officer and chief financial officer, particularly during the period when our periodic reports are being prepared to allow timely decisions regarding required disclosure.

In connection with the evaluation referred to in the foregoing paragraph, we have identified no change in our disclosure controls and procedures that occurred during the year ended June 30, 2011 that has materially affected, or is reasonably likely to materially affect, our disclosure controls over financial reporting.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management assessed the design and effectiveness of internal controls over financial reporting as at June 30, 2011, and based on that assessment determined that internal controls over financial reporting were designed and operating effectively to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. No changes were made to the design of the Company’s internal controls over financial reporting during the fiscal year ended June 30, 2011 that has materially affected, or is reasonably likely to materially affect, the design of our internal controls over financial reporting.

INHERENT LIMITATIONS ON EFFECTIVENESS OF CONTROLS

The Company’s management, including the chief executive officer and chief financial officer, do not expect that our disclosure controls or our internal controls over financial reporting will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Internal control over financial reporting can also be circumvented by collusion or improper management override. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

OTHER MD&A REQUIREMENTS

As at June 30, 2011:

	Amount	Number
Common shares	$263,399,692	116,681,948
Warrants	$1,329,235	7,366,418

Note 1:  If all warrants were to be exercised, 7,366,418 shares would be issued for total proceeds of $11,786,269 USD.

Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.

Schedule A

RISK FACTORS

An investment in our securities is speculative and involves a high degree of risk. Prospective investors should carefully consider, together with other matters referred to herein, the following risk factors. If any event arising from these risks occurs, our business, prospects, financial condition, results of operations and cash flows could be materially adversely affected.

Risks Related To Our Business

We have few revenues and a history of losses and, therefore, are unable to predict the extent of any future losses or when or if we will become profitable

As at June 30, 2011, we have an accumulated deficit of $198,436,554. We expect expenditures and the accumulated deficit to increase as we proceed with our commercialization programs until such time as sales, license fees and royalty payments, if any, may generate sufficient revenues to fund our continuing operations. There can be no assurance that the revenues from the commercialization of our products will be sufficient to support required expenditures and therefore there can be no assurance of when or if we will become profitable.

We deal with products that are in the early stages of development and, as a result, are unable to predict whether we will be able to profitably commercialize our products.

Since our incorporation in 1994, none of our products, licensed or owned, has received regulatory approval for sale in any major market country in which we have an economic interest. Accordingly, we have not generated any significant revenues from product sales. A substantial commitment of resources to conduct clinical trials and for additional product development will be required to commercialize most of the products. There can be no assurance that our remaining products will meet applicable regulatory standards, be capable of being produced in commercial quantities at reasonable cost or be successfully marketed, or that the investment made by us in the commercialization of the products will be recovered through sales, license fees or related royalties.

We have limited internal resources to conduct clinical trials and must rely on third party service providers to conduct our studies and trials and to carry out certain data gathering and analyses. We will also rely on third party manufacturers for the production of sufficient supply to conduct the trials.  If our third party service providers are unable for any reason to meet their obligations in a timely manner, this may have an adverse effect on the regulatory, manufacturing and development activities for our products, which may prevent us from advancing them sufficiently to initiate clinical trials in a timely manner.

Even if we are successful in commercially producing our products and receive the requisite marketing approvals, our products may not gain market acceptance by physicians, patients, insurers and others stakeholders, which might significantly limit the commercial success of our products.

If our clinical testing of drug products do not produce successful results, we will not be able to commercialize our products.

Each of our products, licensed or owned, must be subjected to additional clinical testing in order to demonstrate the safety and efficacy of our products in humans. Our ability to commercialize our products will depend on the success of currently ongoing clinical trials and subsequent clinical trials that have not yet begun.

We are not able to predict the results of pre-clinical and clinical testing of our drug products. It is not possible to predict, based on studies or testing in laboratory conditions or in animals, whether a drug product will prove to be safe or effective in humans. Further, preclinical data may not be sufficient for regulators to accept positive clinical data for approval to commercialize a product. Pre-clinical data must have been conducted to high regulatory standards and may be found, on review by health regulatory authorities, to be of insufficient quality to support an application for commercialization of our products. In addition, success in one stage of testing is not necessarily an indication that the particular drug product will succeed in later stages of testing and development. There can be no assurance that the pre-clinical or clinical testing of our products will yield satisfactory results that will enable us to progress toward commercialization of such products. Unsatisfactory results may have a material adverse effect on our business, financial condition or results of operations as they could result in us having to reduce or abandon future testing or commercialization of particular drug products. Clinical trials require the enrolment of patients and we may experience difficulties identifying and enrolling suitable human subjects for ongoing and future trials of our products. This could be as a result of a number of factors including, but not limited to, design protocol, the size of the available patient population, the eligibility criteria for participation in the clinical trials, and the availability of clinical trial sites.

We are subject to extensive government regulation that increases the cost and uncertainty associated with gaining final regulatory approval of our product candidates.

Securing final regulatory approval for the manufacture and sale of human therapeutic products in Canada and our other markets, including the U.S., is a long and costly process that is controlled by that particular country’s national regulatory agency. The national regulatory agency in Canada is Health Canada, in Europe it is the EMEA and in the U.S. it is the FDA. Other national regulatory agencies have similar regulatory approval processes, but each is different. Approval in Canada, Europe or the U.S. does not assure approval by other national regulatory agencies, although often test results from one country may be used in applications for regulatory approval in another country.

Prior to obtaining final regulatory approval to market a drug product, every national regulatory agency has a variety of statutes and regulations which govern the principal development activities. These laws require controlled research and testing of products, government review and approval of a submission containing pre-clinical and clinical data establishing the safety and efficacy of the product for each use sought, approval of manufacturing facilities including adherence to GMP during production and storage and control of marketing activities, including advertising and labelling. We have no assurance that a viable, economic path to regulatory approval for our products in the U.S. and other regulatory jurisdictions can be negotiated with the applicable regulatory authorities. Clinical requirements imposed by the FDA and other regulators to obtain approval for our products may not be achievable within the resources and capabilities available to us.

None of our products have been completely developed or tested and, therefore, we are not yet in a position to seek final regulatory approval to market any of our products. To date we have obtained various regulatory clearances to develop and test our products. CYT387 has been cleared for use in clinical trials by the FDA, Health Canada and the Australian Department of Health and Ageing – Therapeutic Goods Administration and CYT997 by the latter. CYT387 has been designated an orphan drug by the FDA and European Commission for the treatment of myelofibrosis. Nimotuzumab has been cleared for testing in the U.S., Canada, Europe, Japan, Korea and Indonesia/Malaysia/Singapore and has been designated as an orphan drug for certain indications in Europe and the U.S. It is reportedly in Phase II and III trials in certain of those territories. The FDA or other regulatory authority may require additional extensive clinical trials or impose other regulatory process requirements which may delay or prevent us from continuing to develop our products.

Favourable results in early trials may not be repeated in later trials. Early trials results are not necessarily indicative of results from more advanced studies and also may not predict the ability of our products to achieve their intended goals in a safe and effective manner.

Nimotuzumab, which is being developed in Canada, the U.S., Europe, Japan, Korea, certain African countries and Southeast Asian countries sub-licensed by CIMYM, is also being separately developed, tested or marketed in Argentina, Brazil, China, Cuba, India and Mexico, amongst others. The U.S. established an embargo against Cuba in 1961, reinforced by the Helms-Burton Act in 1996, and Cuba is among several nations which have been identified by the U.S. Department of State as being a state sponsoring terrorism. As such the U.S. Government has put in place certain limitations on conduct of business with Cuba and anti-terrorism legislation against Cuba. Although as of the date of this filing such anti-terrorism controls have not had any adverse effect on our operations, because of the anti-terrorism controls and the Helms-Burton Act, there is no assurance that we will be able to complete clinical testing in the U.S. or obtain OFAC or final regulatory approval in order to successfully commercialize nimotuzumab in the U.S. We were successful in September 2006 in our application for a Special License to import nimotuzumab for a clinical trial in the U.S., received clearance for this trial from the FDA following the fiscal 2007 year end and subsequently received a Special License in 2009 to treat any solid tumors with further FDA clearances in 2010.

There can be no assurance that the licensed products will be successfully commercialized. The process of completing clinical testing and obtaining final regulatory approval to market the licensed products is likely to take a number of years for most of the licensed products and require the expenditure of substantial resources. Any failure to obtain, or a delay in obtaining, such approvals could adversely affect our ability to develop the product and delay commercialization of the product. Further, there can be no assurance that our licensed products will prove to be safe and effective in clinical trials under the standards of the regulations in our territories or receive applicable regulatory approvals from applicable regulatory bodies.   Even if we were to obtain the requisite regulatory approvals, our products would remain subject to on-going regulatory requirements, including, but not limited to, additional clinical trials, non-clinical testing, new or revised requirements for manufacturing, or product recalls or withdrawals.

Changes in government regulations, although beyond our control, could have an adverse effect on our business.

We have, or have had, licenses with, or clinical trials at, various academic organizations, hospitals and companies in Australia, Canada, Cuba, India, Italy, Japan, Korea, Germany, the U.S., the United Kingdom, countries in Southeast Asia and other countries and we depend upon the validity of our licenses and access to the data for the timely completion of clinical research in those jurisdictions. Any changes in the drug development regulatory environment or shifts in political attitudes of a government are beyond our control and may adversely affect our business.

Our business may also be affected in varying degrees by such factors as government regulations with respect to intellectual property, regulation or export controls. Such changes remain beyond our control and the effect of any such changes cannot be predicted.

These factors could have a material adverse effect on our ability to further develop our licensed products.

If our competitors develop and market products that are more effective than our existing product candidates or any products that we may develop, or obtain marketing approval before we do, our products may be rendered obsolete or uncompetitive.

Technological competition from pharmaceutical companies, biotechnology companies and universities is intense and is expected to increase. Many of our competitors and potential competitors have substantially greater product development capabilities and financial, scientific, marketing and human resources than we have. Our future success depends in part on our ability to maintain a competitive position, including our ability to further progress our products, licensed or owned, through the necessary pre-clinical and clinical trials towards regulatory approval for sale and commercialization. Other companies may succeed in commercializing products earlier than we are able to commercialize our products or they may succeed in developing products that are more effective than our products. Moreover, we have no assurance that clinical investigators and key opinion leaders will continue to want to work with our products and remain favourable to their prospects.

With respect to CYT387, we consider our main competitors to be Novartis AG, Eli Lilly and Company, Incyte Corporation, S*Bio Pte Ltd., Onyx Pharmaceuticals and Sanofi-Aventis. With respect to CYT997 we consider our main competitors to be Oxigene, Inc., Antisoma plc and Novartis AG.

With respect to nimotuzumab, we consider our main competitors to be Amgen Inc., AstraZeneca PLC, Bristol-Myers Squibb, Hoffmann-La Roche Ltd., Eli Lilly and Company, Genentech, Inc., Genmab A/S, Merck KGaA and Astellas Pharma Canada, Inc.

Our success depends in part on developing and maintaining a competitive position in the development and commercialization of our products, licensed or owned, and technological capabilities in our areas of expertise. The biotechnology and pharmaceutical industries are subject to rapid and substantial technological change. While we will seek to expand our technological capabilities in order to remain competitive, there can be no assurance that developments by others will not render our products non-competitive or that we or our licensors will be able to keep pace with technological developments. Competitors have developed technologies that could be the basis for competitive products. Some of those products may have an entirely different approach or means of accomplishing the desired therapeutic effect than our products and may be more effective or less costly than our products. In addition, other forms of medical treatment may offer competition to the products.  The success of our competitors and their products and technologies relative to our technological capabilities and competitiveness could have a material adverse effect on the future pre-clinical and clinical trials of our products, including our ability to obtain the necessary regulatory approvals for the conduct of such trials.

We depend upon being able to identify promising molecules for licensing or acquisition and successfully completing the acquisitions or licensing on economic terms. There is no assurance that we can continue to identify and license molecules for development.

We do not conduct basic research of our own.  Basic research on a particular drug product is conducted by other biopharmaceutical companies, scientific and academic institutions and hospitals, or scientists affiliated with those institutions. Generally, once the basic research is complete, we enter into agreements to in-license the right to develop and market the products or acquire them. While we own a library of pre-clinical compounds, there can be no assurance that we will have the resources available to identify potential drug candidates in that library, or that any of the compounds in the library may have the potential to become a drug candidate. We may be unable to identify new drug candidates from internal sources or license new ones from others.

The acquisition of any new drug candidates by us will result in an increase of expenditures for the additional staff and resources, which may result in the need for us to seek additional financing. If we are unsuccessful in our financing efforts, we may have insufficient funds to complete our clinical development plans as planned.

We depend upon others for the manufacture, development and sale of our products. If we are unable to establish or manage collaborations in the future, there could be a delay in the manufacture, development and sale of our products.

We enter into arrangements with and depend upon others with respect to the manufacture, development and sale of our in-licensed products. Product development includes, but is not limited to, pre-clinical testing, regulatory approval processes, clinical testing, the development of additional regulatory and marketing information and, finally, marketing approval. Our ability to successfully develop and commercialize our in-licensed products is dependent on our ability to make arrangements with others on commercially acceptable terms and subject to our depending upon them to meet regulatory quality standards. The product development process may be delayed or terminated if we cannot secure or maintain such arrangements on terms acceptable to us or at all.  The manufacturing process for our products may not be sufficient to meet the quantity and quality requirements for pivotal trials for the drug. Outsourcing of the manufacture of our products means that we are dependent upon third party manufacturers over whom we do not have control. Any failure of a manufacturer to supply the necessary quantities or quality of product may have an adverse effect on our prospects. We do not have long-term, material, third party manufacturing, formulation or supply agreements, except with respect to one of our licensed products, nimotuzumab, subject to certain terms and conditions of the licensing agreements between us and CIMAB and CIMAB has contracted to supply commercial quantities or will source such supply if, as and when approval for sale has been granted. Should CIMAB be unable to supply us, we have no readily available alternative source for the product.

We expect to enter into out-licensing agreements with others with respect to the manufacturing and marketing of our drug products. We may retain co-development and marketing rights if management determines it appropriate to do so.

There can be no assurance that we will be successful in maintaining our relationships with research institutions or licensees or others or in negotiating additional in-licensing or out-licensing agreements on terms acceptable to us or at all, or that any such arrangements will be successful. In addition, there can be no assurance that other parties will not enter into arrangements with such entities for the development or commercialization of similar products or that the parties with whom we have made such arrangements will not pursue alternative technologies or develop products on their own or in collaboration with others, including our competitors. If we do not establish sufficient in-licensing and out-licensing arrangements, we may encounter delays in product introductions or may find that the development, manufacture or sale of our licensed products could be materially adversely affected. If we are unable to successfully negotiate a partnership with an entity that can facilitate the further development and commercialization of our products, our prospects may be adversely affected.

We lack experience in commercial manufacturing of our products and may encounter problems or delays in making arrangements for products to be commercially manufactured, which could result in delayed development, regulatory approval and marketing.

We have not commercially launched any of our licensed or owned products and have no commercial manufacturing experience with respect to our products. To be successful, the products must be manufactured in commercial quantities in compliance with regulatory requirements and at acceptable costs over which we have no control. We do not have, and do not intend to acquire, facilities for the production of our products, although we may invest in the ownership of production facilities, or parts of the production process, if appropriate opportunities are available.

Nimotuzumab is required to be manufactured in quantities sufficient for clinical testing by CIMAB or a related party, subject to certain terms and conditions of the licensing agreements between us and CIMAB. Currently these expectations are being met. There can be no assurance, however, that such entities will be able to develop adequate manufacturing capabilities for sufficient commercial scale quantities in a commercially reasonable manner.  In addition, there are risks that we cannot control regarding the CIMAB manufacturing plant, including amongst others, events such as weather, fire and other natural disasters as well as political risks.  All manufacturing facilities must comply with applicable regulations in their jurisdiction or where products are to be sold. In addition, production of the licensed and owned products may require raw materials for which the sources and amount of supply are limited. An inability to obtain adequate supplies of such raw materials could significantly delay the development, regulatory approval and marketing of our licensed and owned products.

We rely upon licensors and others for research on new products.

We do not conduct our own basic research with respect to the identification of new products. Instead, we review and analyze research and development work conducted by others as a primary source for new products. While we expect that we will be able to continue to identify licensable products or research suitable for licensing and commercialization by us, there can be no assurance that useful products will be available to us on commercially acceptable terms.

We conduct our development internationally and are subject to laws and regulations of several countries which may affect our ability to access regulatory agencies and may affect the enforceability and value of our licenses.

Clinical trials on our development products have been conducted by us and our sub-licensees in more than 20 jurisdictions including Australia, Canada, the United Kingdom, the European Union, Japan, India, Indonesia, Korea, Russia and the U.S., and we intend to, and may, conduct future clinical trials in these and other jurisdictions. There can be no assurance that any sovereign government, including Canada’s, will not establish laws or regulations that will be deleterious to our interests. There is no assurance that we, as a Canadian corporation, will continue to have access to the regulatory agencies in any jurisdiction where we might want to conduct clinical trials or obtain final regulatory approval, and there can be no assurance that we will be able to enforce our licenses in foreign jurisdictions or obtain and maintain the necessary regulatory approvals for our products. Governments have, from time to time, established foreign exchange controls which could have a material adverse effect on our business and financial condition, since such controls may limit our ability to flow funds into a particular country to meet our obligations under in-licensing agreements, and to flow funds which we may be entitled to, in the form of royalty and milestone payments, under out-licensing agreements out of a particular country  In addition, the value of our licenses will depend upon the absence of punitive or prohibitive legislation in respect of biological materials.

We depend on our key personnel, and if we cannot retain or attract key employees, the development and commercialization of our products will be adversely affected

Our success depends to a significant extent on the expertise and experience of certain key personnel working in management, scientific, supervisory, operational and administrative capacities.  While we have an informal ad hoc program for the succession of management and training of management, the loss of the services of its key personnel could have a material adverse effect on us and our business and results of operations.  We face competition for such persons from other companies, academic institutions, government entities and other organizations.  There is no assurance that we will be able to recruit such key personnel on a timely basis.

We are subject to privacy laws, violations of which could result in substantial liability and expenses to comply with such laws.

As our business is focused on development of products for the treatment of hematological and cancer or cancer-related conditions, we are subject to certain privacy laws in Canada, United States and various other jurisdictions regulating the use, disclosure, transmission and retention of confidential personal information,.  We have implemented a program of information protection practices to ensure compliance with such regulations, but diligence and/or insurance coverage may not protect us from all regulatory action and liability, particularly liability that may arise from our own negligent actions or misconduct.  We could be materially and adversely affected if we are required to respond to regulatory action, pay damages, or bear the costs of defending any claim which is beyond the level of our insurance coverage.  There can be no assurance that we will be able to maintain such insurance coverage on terms acceptable to us.

Related To Intellectual Property And Litigation

Our success depends upon our ability to protect our intellectual property and our proprietary technology.

Our success will depend, in part, on our ability and our licensors’ ability to obtain patents, maintain trade secrets protection and operate without infringing on the proprietary rights of third parties or having third parties circumvent our rights. Certain licensors and the institutions that they represent, and in certain cases, us on behalf of the licensors and the institutions that they represent, have filed and are actively pursuing certain applications for Canadian and foreign patents. The patent position of pharmaceutical and biotechnology firms is uncertain and involves complex legal and financial questions for which, in some cases, certain important legal principles remain unresolved. There can be no assurance that the patent applications made in respect of the owned or licensed products will result in the issuance of patents, that the term of a patent will be extendable after it expires in due course, that the licensors or the institutions that they represent will develop additional proprietary products that are patentable, that any patent issued to the licensors or us will provide us with any competitive advantages, that the patents of others will not impede our ability to do business or that third parties will not be able to circumvent or successfully challenge the patents obtained in respect of the licensed products. The cost of obtaining and maintaining patents is high. Furthermore, there can be no assurance that others will not independently develop similar products which duplicate any of the licensed products or, if patents are issued, design around the patent for the product. There can be no assurance that our processes or products or those of our licensors do not or will not infringe upon the patents of third parties or that the scope of our patents or those of our licensors will successfully prevent third parties from developing similar and competitive products.

Much of our know-how and technology may not be patentable, though they may constitute trade secrets. There can be no assurance, however, that we will be able to meaningfully protect our trade secrets. To help protect our intellectual property rights and proprietary technology we require employees, consultants, advisors and collaborators to enter into confidentiality agreements. There can be no assurance that these agreements will provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure.

We maintain patents in connection with our products including nimotuzumab. There may also be risks related to nimotuzumab as our license originates from Cuba.  Cuba is a formally socialist country and, under the current patent law, ownership of the inventions of the Cuban inventors for which patent applications have been filed rests with the State. The material license agreement for our Cuban sourced products is a license agreement between us and CIMAB, dated May 3, 1995, as amended, with respect to nimotuzumab. There is no guarantee that, with any future changes in the political regime, the Cuban government would continue to honour such a license agreement.

Our potential involvement in intellectual property litigation could negatively affect our business.

Our future success and competitive position depend in part upon our ability to maintain our intellectual property portfolio. There can be no assurance that any patents will be issued on any existing or future patent applications. Even if such patents are issued, there can be no assurance that any patents issued or licensed to us will not be challenged. Our ability to establish and maintain a competitive position may be achieved in part by prosecuting claims against others who we believe are infringing our rights and by defending claims brought by others who believe that we are infringing their rights. In addition, enforcement of our patents in foreign jurisdictions will depend on the legal procedures in those jurisdictions. Even if such claims are found to be invalid, our involvement in intellectual property litigation could have a material adverse effect on our ability to out-license any products that are the subject of such litigation. In addition, our involvement in intellectual property litigation could result in significant expense, which could materially adversely affect the use or licensing of related intellectual property and divert the efforts of our valuable technical and management personnel from their principal responsibilities, whether or not such litigation is resolved in our favour.

We depend upon licenses from third parties and the maintenance of licenses is necessary for our success.

As we own CYT387 and CYT997, there are no license terms.

With respect to nimotuzumab, we have obtained our rights to the product currently being actively developed under a license agreement from CIMAB originally dated May 3, 1995, as amended.

We depend upon the license rights to certain products for commercialization. While we believe we are in compliance with our obligations under these licenses, they may be terminated or converted to non-exclusive licenses by the licensors if there is a breach of the terms of the licenses. There can be no assurance that a license is enforceable or will not be terminated or converted. The termination or conversion of the licenses or our inability to enforce our rights under the licenses would have a material adverse effect on our business as we would not have the rights to certain of the products that we are developing. To the extent that management considers a particular license to be material to our undertaking, we have entered into a signed license agreement for that license.  The in-license agreements to which we are currently a party require us to maintain and defend the patent rights that we in-license against third parties.

Although our current licenses are governed by the laws of Ontario, the enforcement of certain of them may necessitate pursuing legal proceedings and obtaining orders in other jurisdictions, including the U.S. and the Republic of Cuba. There can be no assurance that a court judgment or order obtained in one jurisdiction will be enforceable in another. In international venture undertakings it is standard practice to attorn to a neutral jurisdiction to seek remedy for unresolved commercial disputes. These arrangements are usually negotiated as part of the original business agreement. In the case of the license agreements with us, the parties have agreed that the law governing the agreements is Ontario law and the parties will attorn to the courts of Ontario or the Federal court of Canada to resolve any dispute regarding the agreements.

One of our products in clinical development is licensed from Cuba. The commercial and legal environment in Cuba is in a formative stage and may be subject to political risk. It is possible that we may not be able to enforce our legal rights in Cuba or against Cuban entities to the same extent that we would be able to do in a country with a more established commercial and legal system. Termination of our license arrangements or difficulties in enforcement of such arrangements could have a material adverse effect on our ability to continue development of our licensed products from that country.

We have a number of license agreements with CIMAB. CIMAB is a corporation owned by an institution of the Government of Cuba that purportedly operates at arms-length from the state bureaucracy with regard to its business, scientific and administrative decision-making. CIMAB is reportedly akin to a “crown corporation” in Canada. CIMAB’s management is purportedly both autonomous and responsible for the success of its business decisions. Despite the fact that CIMAB’s management is purportedly both autonomous and responsible for business decisions and that the license agreements with us declare Ontario law as the governing law, because of the fact that CIMAB is ultimately a state-owned entity we will not necessarily be able to enforce compliance by CIMAB with any judgment if CIMAB or the Government of Cuba refuses to comply.

We also conduct our in-licensing internationally and we currently own or license products and technologies from sources in Canada, Australia and Cuba. We have previously licensed, and intend to and may license, products from sources in other jurisdictions.

We have out-licensed nimotuzumab to a number of licensees internationally to advance the drug towards regulatory approval and commercialization in their respective jurisdictions. Should a licensee choose not to continue to advance the drug we may have difficulties identifying another potential licensee in such jurisdiction and development may be significantly delayed or cease altogether in such jurisdiction. This would reduce the number of countries in which nimotuzumab could be marketed and sold.

We have licensed nimotuzumab from CIMAB, a corporation representing a scientific institute in Cuba. The U.S. has maintained an embargo against Cuba, administered by the U.S. Department of the Treasury. The laws and regulations establishing the embargo have been amended from time to time, most recently by the passage of the Cuban Liberty and Democratic Solidarity Act (the “Helms-Burton Act”). The embargo applies to almost all transactions involving Cuba or Cuban enterprises, and it bars from such transactions any U.S. persons unless such persons obtain specific licenses from the U.S. Department of the Treasury authorizing their participation in the transactions. There is Canadian legislation (the Foreign Extraterritorial Measures Act) which provides generally that judgments against Canadian companies under the Helms-Burton Act will not be enforceable in Canada. The U.S. embargo could have the effect of limiting our access to U.S. capital, U.S. financing, U.S. customers and U.S. suppliers. In particular, our products licensed from Cuban sources, noted above, are likely to be prohibited from being licensed or sold in the U.S. unless the U.S. Department of the Treasury issues a license or the embargo is lifted.

The Helms-Burton Act authorizes private lawsuits for damages against anyone who “traffics” in property confiscated, without compensation, by the Government of Cuba from persons who at the time were, or have since become, nationals of the U.S. We do not own any real property in Cuba and, to the best of our knowledge, and based upon the advice of the Cuban government, none of the properties of the scientific centers of the licensors in which the licensed products were developed and are or may be manufactured was confiscated by the Government of Cuba from persons who at the time were, or have since become, nationals of the U.S. However, there can be no assurance that this is correct.

The United States has imposed economic sanctions against Cuba. These sanctions apply to certain transactions from the United States or activities by a person subject to U.S. jurisdiction. Among other things, the sanctions prohibit transactions that involve property in which Cuba or any Cuban national has or has had any interest whatsoever, direct or indirect.

For purposes of interpreting the sanctions, ‘‘person subject to U.S. jurisdiction’’ means any U.S. citizen, any U.S. permanent resident alien, any entity organized under the laws of the United States or any jurisdiction within the United States (including foreign branches and subsidiaries) or any person in the United States. We (other than our subsidiary YM USA) are not a person subject to U.S. jurisdiction for purposes of the sanctions and are not subject to the sanctions with respect to our activities outside of the United States.

Nevertheless, we cannot assure you that the Office of Foreign Assets Control (“OFAC”) of the U.S. Department of the Treasury, which administers the U.S. government’s Cuba sanctions, would agree that the measures we have taken and will take are sufficient to comply with the sanctions described above.

We are the exclusive licensee of U.S., European and other patents related to nimotuzumab licensed to us by CIMAB, a Cuban company responsible for commercializing products developed at CIM, a research institute formed by the government of Cuba.  In connection with a default judgment obtained from a U.S. federal court in Miami, Florida by an individual claimant against the Republic of Cuba, the Cuban government and a number of other parties, including CIM, the claimant has recorded a lien against the U.S. patents that are licensed by us from CIMAB. These are patents US5,891,996 and US6,506,883, each of which expires in November 2015. The claimant also has commenced an action to enforce that default judgment.  If the claimant succeeds in its action to enforce the judgment, ownership of the licensed U.S. patents could be transferred from CIM to the claimant or sold to a third party. Based on the advice of our counsel, we believe that any transfer of the U.S. patents will be subject to our existing license from CIMAB and that any such transfer should have no bearing on our rights under the license agreement.  However, there can be no assurance that any subsequent owner of the U.S. patents will fully cooperate with us in connection with our efforts to continue the development of nimotuzumab in the United States, will not attempt to invalidate our license agreement, or will not attempt to take any other action that could potentially impact our license to the U.S. patents.

Loss or destruction of our data may adversely affect our business.

Our clinical data is stored offsite by third parties.  If such data is lost, damaged or destroyed or there is inappropriate disclosure of confidential or proprietary information, we could incur liability and the development of our product candidates could be significantly delayed.

Product liability claims are an inherent risk of our business, and if our clinical trial and product liability insurance prove inadequate, product liability claims may harm our business.

Human therapeutic products involve an inherent risk of product liability claims and associated adverse publicity. We currently maintain clinical trial liability insurance with an ultimate net loss value of up to $10,000,000 per claim and a policy aggregate of $10,000,000. We currently have no other product liability insurance and there can be no assurance that we will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive, difficult to obtain and may not be available in the future on acceptable terms, or at all. An inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could have a material adverse effect on our business by preventing or inhibiting the commercialization of our products, licensed and owned, if a product is withdrawn or a product liability claim is brought against us.

Risks Related To Our Common Shares, Financial Results And Need For Financing

We are susceptible to general economic conditions.

Recent years have been marked by global economic turmoil. General economic conditions may have a significant impact on us, including our commercialization opportunities, our ability to raise financing and our ability to work with others upon whom we rely for basic research, manufacture, development and sale of our products.

Although all of the funds advanced to our joint venture subsidiaries have been expensed, we are only entitled to recover those expenditures when the joint venture’s net income exceeds the amount of cumulative advances.

YM and CIMAB entered into a funding agreement with CIMYM (now CIMYM BioSciences Inc.) in November 1995 (the “Funding Agreement”) in connection with the 1995 CIMYM license with respect to nimotuzumab. The Funding Agreement provides that we will arrange for the appropriate studies and clinical trials for the licensed products held by CIMYM BioSciences Inc. and will fund the cost of such studies and trials provided that doing so would not be commercially or scientifically unreasonable. Accordingly, we make the final determination as to whether or not a clinical trial expense is justified with respect to any given product.

We are entitled to reimbursement of all advances made by us pursuant to the Funding Agreement, from the results of the successful development of the licensed products and generation of income.  CIMYM BioSciences Inc. repays such advances out of a portion of its revenues in priority to eventual revenue or profit sharing arrangements under the 1995 CIMYM License.

As at June 30, 2011, we had advanced $76,730,809 to CIMYM BioSciences Inc. Since we have expensed the total amount no further accounting for those advances would affect our balance sheet or income statement and any reimbursement of such advances would be considered to be income by us.

We expect to be a “passive foreign investment company” for the current taxable year, which would likely result in materially adverse U.S. federal income tax consequences for investors who are U.S. persons.

 We generally will be designated as a “passive foreign investment company” under the meaning of Section 1297 of the United States Internal Revenue Code of 1986, as amended (a "PFIC") if (a) 75% or more of our gross income is “passive income” (generally, dividends, interest, rents, royalties, and gains from the disposition of assets producing passive income) in any taxable year, or (b) if at least 50% or more of the quarterly average value of our assets produce, or are held for the production of, passive income. A shareholder who is a U.S. person (as such term is defined under applicable U.S. legislation) should be aware that we believe that we constituted a PFIC during one or more prior taxable years, and based on current business plans and financial projections, we expect to be a PFIC for the current taxable year.  If we are designated as a PFIC for any taxable year during which a U.S. person holds common shares of the Company, it would likely result in materially adverse U.S. federal income tax consequences for such U.S. person, including, but not limited to, any gain from the sale of our common shares would be taxed as ordinary income, as opposed to capital gain, and such gain and certain distributions on our common shares would be subject to an interest charge, except in certain circumstances.  In addition, U.S. persons that hold our common shares should be aware that we will make available to shareholders who are U.S. persons, upon their written request:  (a) timely and accurate information as to our status as a PFIC and the status of any subsidiary PFIC in which we own more than 50% of such subsidiary PFIC’s total aggregate voting power, and (b) for each year in which we are a PFIC provide to a shareholder who is a U.S. person, upon written request, all information and documentation that a shareholder making a QEF Election with respect to us and such more than 50% owned subsidiary PFIC is required to obtain for U.S. federal income tax purposes.  U.S. persons that hold common shares are generally not eligible to make certain elections available under the Code that are intended to mitigate the adverse tax consequences of the PFIC rules with respect to such common shares unless such holder also elects to make a deemed taxable sale of its common shares. The PFIC rules are extremely complex. A U.S. person holding our common shares is encouraged to consult a tax adviser regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of our common shares.

We may not be able to obtain necessary funding from sales, license fees, milestones or royalties and, as a result, may need to try to obtain capital through the public market or private financing which may not be available on acceptable terms, or at all.

We will require additional funding for the commercialization of our products, licensed and owned, and if new products are licensed or acquired and put into development. The amount of additional funding required depends on the status of each project or new opportunity at any given time. Our business strategy is to in-license or acquire rights to promising products, further develop those products by progressing the products toward regulatory approval by conducting and managing clinical trials, and finally, generally, to out-license rights to manufacture and/or market resulting products to other pharmaceutical firms generally in exchange for royalties and license fees. Due to the in- and out-licensing arrangements and our dependence on others for the manufacture, development and sale of our in-licensed products, we do not have consistent monthly or quarterly expenditures and cannot determine the amount and timing of required additional funding with any certainty.

There is no assurance that we will have sufficient resources, either through the capital markets or from a potential partner, to advance and broaden the development program for CYT387 through to commercialization. To the extent that we are unable to fund our expenditures from sales, license fees and royalties, it will be necessary to reconsider whether to continue existing projects or enter into new projects, or to access either the public markets or private financings if conditions permit. In addition, we have no established bank financing arrangements and there can be no assurance that we will be able to establish such arrangements on satisfactory terms or at all. Such financing, if required and completed, may have a dilutive effect on the holders of our common shares. There is no assurance that such financing will be available if required or that it will be available on favourable terms.

Our operating results and stock price may fluctuate significantly.

The trading price of our common shares, as with many pharmaceutical and biotechnology companies, has historically been and is likely to remain highly volatile.  The market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies.  Factors such as the efficacy and safety of our products or the products of our competitors, announcements of technological innovations by us or our competitors, governmental regulations, developments in our patents or other proprietary rights, our licensors or our competitors, litigation, fluctuations in our operating results, thin capitalization, market conditions for biopharmaceutical stocks and general market and economic conditions could have a significant impact on the future trading price of our common shares. In addition, the price of our common shares is highly volatile since it may take years before any of our licensed products will receive final regulatory approval to be marketed in Canada, the U.S. or other territories, if at all.

There is no assurance that an active trading market in our common shares will be sustained.

Our common shares are listed for trading on the NYSE Amex and on the TSX.  However, there can be no assurance that an active trading market in our common shares on these stock exchanges will be sustained.

Our share price is volatile.

The market price of our common shares, as with that of the securities of many other biotechnology companies in the development stage, has been, and is likely to continue to be, highly volatile. This increases the risk of securities litigation related to such volatility. Factors such as the results of our preclinical studies and clinical trials, as well as those of our collaborators or our competitors other evidence of the safety or effectiveness of our products or those of our competitors, announcements of technological innovations or new products by us or our competitors, governmental regulatory actions, developments with our collaborators, developments (including litigation) concerning patent or other proprietary rights of our company or our competitors, concern as to the safety of our products, period-to-period fluctuations in operating results, changes in estimates of our performance by securities analysts, market conditions for biotechnology stocks in general and other factors not within the control of our company could have a significant adverse effect on the market price of our common shares.

We have not paid dividends.

We have never paid cash dividends on our common shares and do not anticipate paying any cash dividends in the foreseeable future.  We currently intend to retain our future earnings, if any, to finance further research and the expansion of our business.

Our outstanding common shares could be subject to dilution.

The exercise of stock options and warrants already issued by us and the issuance of other additional securities in the future, including upon the exercise of the warrants offered hereby could result in dilution in the value of our common shares and the voting power represented by the common shares.  Furthermore, to the extent holders of our stock options or other securities exercise their securities and then sell the common shares they receive, our share price may decrease due to the additional amount of our common shares available in the market.

It may be difficult for non-Canadian investors to obtain and enforce judgments against us because of our Canadian incorporation and presence.

We are a corporation existing under the laws of Nova Scotia, Canada.  Most of our directors and officers, and certain of the experts named herein, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a substantial portion of our assets, are located outside the United States. Consequently, although we have appointed an agent for service of process in the United States, it may be difficult for holders of these securities who reside in the United States to effect service within the United States upon those directors and officers and the experts who are not residents of the United States. It may also be difficult for holders of these securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws.  Investors should not assume that Canadian courts (1) would enforce judgments of U.S. courts obtained in actions against us or such directors, officers or experts predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or “blue sky” laws of any state within the United States or (2) would enforce, in original actions, liabilities against us or such directors, officers or experts predicated upon the U.S. federal securities laws or any such state securities or “blue sky” laws. In addition, we have been advised by our Canadian counsel that in normal circumstances, only civil judgments and not other rights arising from United States securities legislation are enforceable in Canada and that the protections afforded by Canadian securities laws may not be available to investors in the United States.

If there are substantial sales of our common shares, the market price of our common shares could decline.

Sales of substantial numbers of our common shares could cause a decline in the market price of our common shares. Any sales by existing shareholders or holders of options may have an adverse effect on our ability to raise capital and may adversely affect the market price of our common shares.

We have adopted a shareholder rights plan, which could make it more difficult for a third party to acquire us, thus potentially depriving our shareholders of a control premium.

We have adopted a shareholder rights plan. The provisions of such plan could make it more difficult for a third party to acquire a majority of our outstanding common shares, the effect of which may be to deprive our shareholders of a control premium that might otherwise be realized in connection with an acquisition of our common shares. See “Description of Share Capital, Common Shares and Related Information”.

Risks Related To Being A Canadian Entity

We are governed by the corporate laws in Nova Scotia, Canada which in some cases have a different effect on shareholders than the corporate laws in Delaware, U.S.

The material differences between the Nova Scotia Companies Act (the “NSCA”) as compared to the Delaware General Corporation Law (“DGCL”) which may be of most interest to shareholders include the following: (i) for material corporate transactions (such as amalgamations, other extraordinary corporate transactions, amendments to the memorandum of association and amendments to the articles of association) the NSCA generally requires three-quarter majority vote by shareholders which in most instances requires a confirmatory resolution by a majority of the shareholders (and, in addition, especially where the holders of a class of shares is being affected differently from others, approval will be required by holders of two-thirds of the shares of such class voting in a meeting called for the purpose), whereas DGCL generally only requires a majority vote of shareholders for similar material corporate transactions; (ii) quorum for shareholders meetings is not prescribed under the NSCA and is only 5% under our articles of association, whereas under DGCL, quorum requires the holders of a majority of the shares entitled to vote to be present; and (iii) our articles of association require a special resolution and the Corporations Miscellaneous Provisions Act (Nova Scotia) requires three-quarters of all shareholders entitled to vote to pass a resolution for one or more directors to be removed, whereas DGCL only requires the affirmative vote of a majority of the shareholders.